Exhibit 99.1

Immuron to launch PROIBS® in the United States

Melbourne, Australia, September 4, 2026: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to announce that it has executed an exclusive distribution agreement for PROIBS® in the United States with Calmino group AB. Immuron launched PROIBS® in Australia during FY26.

The overall U.S. digestive/gut health supplement market is valued at $4.16 billion (Mordor Intelligence). Immuron is targeting a subset of this market with PROIBS®. PROIBS® is a medical device used for abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). PROIBS® contains AVH200®, derived from the plant, Aloe barbadensis Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. PROIBS® is suitable for long-term use, with an excellent safety profile and no interactions with other medications known. Science-driven innovative Calmino group AB, the developer of PROIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else.

Flavio Palumbo, Chief Commercial Officer said “Following the rapid growth of Travelan® sales in the US, we have developed a commercial growth strategy to bring a portfolio of innovative digestive health products to market. PROIBS® is a great opportunity to further expand our digestive health portfolio by providing our customers with a proven premium product that delivers improvement in daily life. With PROIBS®, we are able to provide an innovative and European certified medical device. The product has been on the Swedish pharmacy market for more than a decade. Because it is backed by science and recommended by physicians and dietitians, we can promote PROIBS® with absolute confidence. We are looking forward to offering a solution that truly improves the livability of the affected people.”

Tobias Kisker, CEO and founder of Calmino group AB, commented “We are immensely proud to further expand our collaboration with Immuron. What started with PROIBS® in Australia is now developing into a partnership across two continents, with the United States becoming our next important market together. We look forward to building on the strong relationship we have established with Immuron.”

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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About Calmino group AB

Calmino group AB is a Swedish life science company founded in 2003 and based at Sahlgrenska Science Park in Gothenburg, Sweden. The company develops and commercializes science-driven products within digestive health. Its lead product, PROIBS®, has been available in European markets for more than a decade and is currently distributed internationally.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.